FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 8
to
ANNUAL REPORT

of

QUÉBEC
(Name of Registrant)

Date of end of last fiscal year: March 31, 2019

SECURITIES REGISTERED*
(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Catherine Loubier
Délégation générale du Québec
One Rockefeller Plaza
26th Floor
New York, N.Y. 10020-2102

Copies to:

Robert E. Buckholz	Alain Bélanger
Sullivan & Cromwell LLP	Ministère des Finances du Québec
125 Broad Street	12 rue Saint-Louis
New York, N.Y. 10004-2498	Québec, Québec, G1R 5L3, Canada

* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2019 (the “Annual Report”) as follows:

The following additional exhibit is hereby added to the Annual Report:

Exhibit:

(99.10)	Monthly Report on Financial Transactions as at September 30, 2019.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 8 to be signed on its behalf by its authorized agent.

QUÉBEC

By:	/s/ Alain Bélanger
Name:	Alain Bélanger
Title:	Assistant Deputy Minister

Date: December 23, 2019